Filed by Pentair Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Pentair Ltd.

Commission File Number: 001-11625

News Release

Pentair Board of Directors Approves Proposed Change in Place of Incorporation

SCHAFFHAUSEN, Switzerland - December 10, 2013 - Pentair Ltd. (NYSE: PNR) (“Pentair”) announced today its Board of Directors has approved changing the place of incorporation of the publicly-traded parent company of Pentair from Switzerland to Ireland. Pentair’s shareholders will be asked to vote to approve the proposed change of place of incorporation at an anticipated second quarter 2014 shareholder meeting.

Pending shareholder approval, Pentair expects the change of incorporation location to be effective as soon as practicable following the merger of Pentair, the current Swiss publicly-traded parent company, into a newly-formed Irish company named Pentair plc. Pentair plc will then become the publicly-traded parent company of Pentair and its subsidiaries with its tax residency in the U.K.

“After careful review and consideration, our desire to redomicile is based on our commitment to shareholder value creation,” said Randall J. Hogan, Pentair Chairman and Chief Executive Officer. “We believe the well-developed legal and regulatory system and established standards of corporate governance in Ireland provides us with advantages as a publicly traded NYSE company. Coupled with the stable and internationally competitive tax system in the U.K., we believe it will help us maintain our competitive position in the global marketplace.”

The company also stated that it remains committed to its long term growth strategy, its target synergies from the transaction, and its $5 per share 2015 EPS goal.

Upon completion of the transaction, holders of Pentair shares will receive one Pentair plc ordinary share for each Pentair share. Pentair plc will continue to be subject to U.S. Securities and Exchange Commission (“SEC”) reporting requirements, and its ordinary shares will be listed solely on the New York Stock Exchange under the symbol “PNR,” Pentair’s current trading symbol.

Full details of the change in place of incorporation, including the merger and associated benefits and risks, will be contained in a proxy statement/prospectus with respect to the extraordinary general meeting of shareholders that will be filed with the SEC. Completion of the merger will be subject to various conditions described in the proxy statement/prospectus.

ABOUT PENTAIR LTD.

Pentair Ltd. delivers industry-leading products, services and solutions for its customers’ diverse needs in water and other fluids, thermal management and equipment protection. With pro forma revenues of approximately $8 billion, Pentair employs more than 30,000 people worldwide.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains statements that we believe to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact are forward-

looking statements. Without limitation, any statements preceded or followed by or that include the words “targets,” “plans,” “believes,” “expects,” “intends,” “will,” “likely,” “may,” “anticipates,” “estimates,” “projects,” “should,” “would,” “positioned,” “strategy,” “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties, assumptions and other factors, some of which are beyond our control, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These factors include the ability to complete the change in place of incorporation and to realize the expected benefits from such change and the change in tax residence; the ability to successfully integrate the Flow Control business and achieve expected synergies from such combination; overall global economic and business conditions; competition and pricing pressures in the markets we serve; the strength of housing and related markets; volatility in currency exchange rates and commodity prices; inability to generate savings from excellence in operations initiatives consisting of lean enterprise, supply management and cash flow practices; increased risks associated with operating foreign businesses; the ability to deliver backlog and win future project work; failure of markets to accept new product introductions and enhancements; the impact of changes in laws and regulations, including those that limit tax benefits or increase tax liabilities; the outcome of litigation and governmental proceedings; and the ability to achieve our long-term strategic operating goals. Additional information concerning these and other factors is contained in our filings with the U.S. SEC, including in our Quarterly Report on Form 10-Q for the quarter ended September 28, 2013 and our 2012 Annual Report on Form 10-K. All forward-looking statements speak only as of the date of this communication. Pentair Ltd. assumes no obligation, and disclaims any obligation, to update the information contained in this communication.

ADDITIONAL INFORMATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of a vote or proxy. In connection with the proposed change in place of incorporation, Pentair plc (“Pentair-Ireland”) will file a registration statement on Form S-4 with the SEC. Such registration statement will include a proxy statement of Pentair that also constitutes a prospectus of Pentair-Ireland, and the proxy statement/prospectus will be sent to Pentair shareholders. In addition, each of Pentair and Pentair-Ireland will be filing documents with the SEC, which contain other relevant materials in connection with the proposed change in place of incorporation. SHAREHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND ANY OTHER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE CHANGE IN PLACE OF INCORPORATION, PENTAIR AND PENTAIR-IRELAND. Shareholders may obtain a free copy of the proxy statement/prospectus (when available) and other relevant documents filed with the SEC from the SEC’s website at www.sec.gov or at Pentair’s website at www.pentair.com. These documents (when available) can also be obtained free of charge from Pentair upon written request to Investor Relations Department, Pentair, 5500 Wayzata Blvd., Suite 800, Minneapolis, MN 55416-1259 or by calling (800) 328-9626.

PARTICIPANTS IN THE SOLICITATION

Pentair and its directors and officers may be deemed to be participants in the solicitation of proxies from Pentair’s shareholders in connection with the change in place of incorporation. Information about these persons is set forth in Pentair’s Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the SEC on February 26, 2013, and amended on February 28, 2013, and in Pentair’s proxy statement relating to its 2013 Annual General Meeting of Shareholders, as filed with the SEC on March 13, 2013.

PENTAIR CONTACTS:

Rebecca Osborn

Media Relations

Direct: 763-656-5589

Jim Lucas

Vice President, Investor Relations

Direct: 763-656-5575

Email: jim.lucas@pentair.com